GOLDEN CACAO

The next generation of high-quality cacao



goldencacao.io

CONFIDENTIAL AND PROPRIETARY



GOLDEN CACAO



Company Overview

- In mid-2018, several local and international entrepreneurs formed Golden Cacao Corporation ("Golden Cacao") and launched to participate in the global cacao marketplace.

- Golden Cacao's primary goals are to sell, source and provide premium cacao to Europe, United States, and emerging BRIC markets including China, SE Asia and India.

- Sustainability Foundation: We will enhance and improve the state of the cacao farmer through education, micro-financing, agricultural R&D, and by establishing best processing and fermentation practices throughout the Latin American region.

- Funding and Launch opportunities opened this 1st quarter, 2021. Please review more industry and market data at:

  www.goldencacao.io



GOLDEN CACAO

- Mission: Golden Cacao will become the dominant aggregator and supplier of premium Latin American cacao across the region. In addition to sourcing practices, we also strive to offer advice, counsel and develop programs that enhance the well-being of indigenous communities, empowering them to thrive globally.

- Vision: At Golden Cacao, we harmonize impact and profit to ensure our communities and company thrive. Golden Cacao will meet the targets for FSC, RFA, and Fair-Trade certifications, and set precedents with practices that drive the global cacao industry toward financially, sustainably, and socially meaningful growth.

Mission & Vision



Management and Advisors

FOUNDERS and DIRECTORS



JOHN VOGEL – Chairman, has vast experience in the areas of agribusiness in the US and Latin America and has worked for American and European multi-national agro-industrial companies in 52 different countries.



CHRISTOPHER WERNER – CEO, has 18 years Latin and South American experience with cacao aggregation and has owned and operated a 100-acre cacao farm, Palma Dorada, in the Andean foothill region of Misahualli, Ecuador.



RAUL LACAYO – COO, Is the owner of a substantial cacao plantation, Taiway, the founding and current President of the Nicaraguan Securities Exchange and member of PMF's Board, a Panamanian subsidiary of the Nicaragua-based Prodel Foundation.



JAMES SIMMONS – LEGAL, serves on the Banks and Trusts Committee of the Rhode Island Bar Association and his practice is concentrated in the areas of corporate law, banking and real estate.

OTHER TECHNICAL ADVISORS

ELIZABETH HUNKER – Advises on B2B Blockchain focused B2B, enterprise technology focus, and distributed ledger technology & cryptocurrency.

KEVIN WHITLOCK – Advises on Agri Forest and has a wide range of experience in forest management, agro-forestry, timber production, ecosystem services, environmental impact analysis, forest health, carbon and climate change, project design, implementation, and verification.

DANA NICHOLAS HUNSINGER – Advises on Marketing and Sales and is a sales, marketing, and business development specialist with over 25 years in the industry. She has represented companies throughout the APAC, MENA, European and North American markets.





GOLDEN CACAO







1

Smallholdings lack of technology, knowledge and finance to improve productivity

2

Supply chain is not transparent, prohibiting small holdings to gain certification and price premium

3

Farmers and their communities are suffering from poverty and low living standards

The Problem







GOLDEN CACAO







1

Empowering Farmers and Communities via Training and Micro-financing

2

Ensuring Traceability Transparency through Blockchain Supply Chain

3

Reducing Operational Costs with Vertical Integration and an Aggregation Model

The Solution





GOLDEN CACAO

- Executive and Experienced Latin American team on the ground

- Land Acquisition: Within year one, secure lands totaling ~ 3000 hectares

- Cacao/Cocoa Farmer Partnerships

- Clear path to profit with aggregation execution plan in place

- R.O.S.I (Return on Social Investment)

Aggregation Scalability & Capabilities

Diagram of the Cacao Buying Process



GOLDEN CACAO

Aggregation Scalability & Capabilities



From Bean to Chocolate

- "Cacao" is the product of beans harvested from the cacao tree. Several times a year, farmers harvest "pods" from their cacao trees. The farmer places the wet beans in a pile, so that they ferment naturally before drying.
- Once dried, the beans travel from the farm via a complex, multi-step process, during which beans from many different trees and farms are combined. Increasingly, larger quantities are sold from one buyer to the next, until the beans reach the port of export.
- Literally thousands of villages are combined into large shipments throughout the world, which then move across oceans to destinations in Europe, North America and Asia.

Low Income - Crucial Consequences

- The consequences of price volatility, together with increasing production costs, represent economic insecurity and impoverishment for thousands of cacao farmers.
- Demand for cacao will rise by nearly 20% in the coming years and many farmers cannot cover their living costs anymore. With limited income and lack of information on market developments, the cacao farmers and their families are the losers in a lucrative industry.
- Low and insecure income of farmers leads to serious social and environmental problems. Farmers stop investing in their farms, they cut salaries, cannot provide workers with proper working conditions, and in the worst cases are prone to use child labour.



GOLDEN CACAO



FARMER LIVELIHOODS

TRUST & TRANSPARENCY

REGENERATIVE AGRICULTURE

THRIVING COMMUNITIES

Impact and Sustainability Strategy

Certifications & Monitoring



Golden Cacao will earn its B-Corporation Certification within one year.

Certifying as a B Corporation goes beyond product- or service-level certification. B Corp Certification is the only certification that measures a company's entire social and environmental performance. The B Impact Assessment evaluates how your company's operations and business model impact your workers, community, environment, and customers. B Corp Certification proves your business is meeting the highest standards of verified performance.



Golden Cacao will become a registered partner for the UN SDGs in Q1 2021.

The Partnerships for SDGs online platform is United Nations' global registry of commitments and multi-stakeholder partnerships made in support of sustainable development and the 17 Sustainable Development Goals. The Partnerships for SDGs platform also facilitates the sharing knowledge and expertise among multi-stakeholder SDG-related partnerships and voluntary commitments, and for providing periodic updates on their progress.



Global cacao and chocolate market size (2015-2025) US Billions



2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

Cacao and Chocolate Market Size

The global cacao and chocolate market size is projected to reach USD 67.22 billion by the end of 2025, at a CAGR of 5.7% in the forecast period (2015 - 2025)

Global Cacao Market

Cacao Sourcing and Pricing

- Approximately 70% of the world's cacao is sourced from Africa
- The Caribbean and South America produce 17% of the world's supply: under-utilized, scattered, no unified system
- The global shortage of cacao is outpacing global supply. An expected fallout is anticipated by 2022
- Expected 20% increase in price for 2020; Cacao bean future price, US $3118.87 per metric ton (U.S. spot)





GOLDEN CACAO



The Competition

- Current System of 'Exclusives' perpetuates the incentives for middlemen in the region

- Nestle, Mars, Hershey and Godiva continue to receive highly negative press with poor human resource and supply chain management deployment strategies

- Current Practices Rigged against the individual farmer because:
  - Middleman agrees to purchase beans at a set price/fixed price
  - Pre-payment does not correlate in any way to what the final value of the product or what happens to the farmer
  - If the farmer has 25 tons of conventional cacao to sell, middleman offers set price
  - The farmer has no say in true value if he doesn't have proof of Grade A certifications, organic or additional papers
  - In turn, farmer must grow the heaviest, least quality bean Game: Quantity vs. Quality.



GOLDEN CACAO

Go-To-Market Strategy

Phase One
$1-5 million



Aggregation
Sourcing cacao beans in Nicaragua



Securing Acquisitions
Placing deposit for 4 acquisition targets



Agriculture 4.0
Technology R&D and implementation



Market Development
Marketing for next funding vehicle

Phase Two
$20 million



Acquisition
Acquiring 8 targets over five years in Latin American



Vertical Integration
From tree to bean to bar, full traceability, creating premium cacao





The
Traction

- **Company Acquisition:** Golden Cacao has signed a Letter of Intent to acquire Servicios de Tranportes S.A. "SETRANSA" a Nicaraguan based trucking, transportation and logistics company and Momotombo Chocolates, the largest retail producer of confections in the region.

- **Property Acquisition:** Golden Cacao has signed an option agreement to acquire up to 500 manzanas (approximately 850 acres) of land in Nicaragua ("Taiway Plantation") to be used in the development of its cacao growing and aggregation plans for Latin America. This represents the first in a series of land acquisitions we plan in Nicaragua as our primary focus is to become the largest exporter of cacao beans in the region and the Taiway location on the shores of Lake Nicaragua provides excellent soil and close proximity to our planned processing center.

- **Seed Funding:** A combined fund-raising effort will secure $1-5m in operating launch capital through Regulation D, S and CF of the U.S. Securities Act of 1933, followed by a Regulation A offering of up to $20m through the sale of common stock, debt, & convertible digital equity investment.

- **Research and Development:** Continued efforts into better agricultural practices and mechanical, disruptive modeling for improved production, fermentation and scalability emerge in Q4 2019 and Q1-Q2 2020 under Golden Cacao's directives.



Financial Summary

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Income							
Sales Price/TM	$ 4,300	$ 4,300	S 4,300	$ 4,300	$ 4,300	S 4,300	$ 4,300
Total Income	$ 2,155,785	$ 4,311,570	S 6,467,355	$ 8,650,087	$ 9,255,593	S 9,903,484	$ 10,596,728
Purchasing Costs							
Cost of product/TM	$ 3,400	$ 3,400	S 3,400	$ 3,400	$ 3,400	$ 3,400	$ 3,400
Total Purchasing Cost	$ 1,704,574	$ 3,409,148	S 5,113,722	$ 6,839,603	$ 7,318,376	$ 7,830,662	$ 8,378,808
Operational Costs							
Office expenses & Salaries	$ 120,000	$ 120,000	S 120,000	$ 122,400	$ 124,848	$ 127,345	$ 129,892
Containers to Transport	25	50	75	80	86	92	99
Transport/Container cost	$ 1,250	$ 1,250	S 1,250	$ 1,275	$ 1,301	$ 1,327	$ 1,353
Total Transport Cost	$ 31,334	$ 62,668	S 94,002	$ 102,594	$ 111,971	$ 122,205	$ 133,375
Total Operational Costs	$ 151,334	$ 182,668	S 214,002	$ 224,994	$ 236,819	$ 249,550	$ 263,267
Total Costs	$ 1,855,908	$ 3,591,816	S 5,327,724	$ 7,064,597	$ 7,555,195	$ 8,080,212	$ 8,642,075
Total Operational Profit	**$ 299,877**	**$ 719,753**	**S 1,139,630**	**$ 1,585,489**	**$ 1,700,398**	**$ 1,823,272**	**$ 1,954,653**
Profit Margin	14%	17%	18%	18%	18%	18%	18%
Total Profit/MT	$ 479	$ 574	S 606	$ 788	$ 790	$ 792	$ 793
Capital Expenditures and Reinvestment	$ 29,988	$ 71,975	S 113,963	$ 158,549	$ 170,040	$ 182,327	$ 195,465
Contingency and Others	$ 14,994	$ 35,988	S 56,982	$ 79,274	$ 85,020	$ 91,164	$ 97,733
Net Cash Flow	$ 254,895	$ 611,790	S 968,686	$ 1,347,666	$ 1,445,338	$ 1,549,781	$ 1,661,455

Expected Return (Baseline Model):

IRR
58.2%

Gross Equity Multiple 6.7

Net Equity Multiple 5.7

Break Event Point ~27 months

GOLDEN CACAO



The Ask

$1-5m for a preferred interest of the total issued and outstanding shares of Golden Cacao.

Shareholding will carry Preferred and Senior Convertible Rights.

A SAFT will accompany the Stock Purchase Agreement and Subscription.



THANK YOU AND Q&A



WWW.GOLDENCACAO.IO

Contact info:

Golden Cacao Corporation C/O Simmons Associates, Ltd.
Attorneys and Counselors at Law
155 South Main Street, Suite 301
Providence, Rhode Island 02903, USA

